FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          JULY 2006

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
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                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]             Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________

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                                TABLE OF CONTENTS

Document 1 News Release dated July 7, 2006

Docyment 2 Material Change Report dated July 7, 2006


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                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE                                         www.amadorgold.com
JULY 7, 2006                                                           TSXV: AGX

ACQUISITION OF KEITH-SEWELL AND MORIN PROPERTIES

AMADOR GOLD CORP. (TSXV: AGX) is pleased to announce the option of the Keith-Sewell and Morin properties, both located approximately 85 km south west of Timmins, Ontario. The Keith-Sewell consists of two properties with consideration for both consisting of $90,000 payable over two years and 420,000 shares payable over two years. There is a 3% net smelter return on the Keith-Sewell property of which two-thirds may be purchased for $1,500,000. Consideration for the Morin property consists of $110,000 payable over three years and 220,000 shares payable over three years. There is a 3% net smelter return on the Morin property of which half may be purchased for $1,000,000.

The Keith-Sewell properties consist of separate claim blocks in Keith Township and Sewell Township. The properties are road accessible and are underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, ultramafic sills to felsic volcanics and clastic sediments.

Historical work on the claim groups has identified sporadic nickel and/or gold mineralization. One of the Keith Township claim blocks is located immediately south of the former gold producing Joburke mine. It is also adjacent to the west boundary of PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

The Morin property is road accessible and is underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, mafic to felsic volcanics and clastic sediments.

The Property is located east and south-east of the former gold producing Joburke mine. It is also adjacent to PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

Amador plans to complete a preliminary prospecting and mapping program on the properties followed by geophysics, geochem and/or trenching to assess the mineralization potential.

ON BEHALF OF THE BOARD

/S/ RICHARD W. HUGHES
---------------------
President

For Further Information Contact: Richard Hughes
Phone: (604) 685-2222 or visit Amador Gold's web-site: www.amadorgold.com

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation's control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.


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                                                                      DOCUMENT 2

                             MATERIAL CHANGE REPORT

TO:               British Columbia Securities Commission
                  Alberta Securities Commission

ITEM 1.           NAME AND ADDRESS OF COMPANY

                  Amador Gold Corp.
                  711 - 675 West Hastings Street
                  Vancouver, British Columbia
                  V6B 1N2

ITEM 2.           DATE OF MATERIAL CHANGE:

                  July 7, 2006

ITEM 3.           NEWS RELEASE

                  The press release was issued on July 7, 2006 in Vancouver, Canada.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company announced the acquisition of a 100% interest in the Keith-Sewell and Morin Properties located approximately 85 km southwest of Timmins, Ontario.

ITEM. 5           FULL DESCRIPTION OF MATERIAL CHANGE

                  The Company announced the option of the Keith-Sewell and Morin properties, both located approximately 85 km south west of Timmins, Ontario. The Keith-Sewell consists of two properties with consideration for both consisting of $90,000 payable over two years and 420,000 shares payable over two years. There is a 3% net smelter return on the Keith-Sewell property of which two-thirds may be purchased for $1,500,000. Consideration for the Morin property consists of $110,000 payable over three years and 220,000 shares payable over three years. There is a 3% net smelter return on the Morin property of which half may be purchased for $1,000,000.

                  The Keith-Sewell properties consist of separate claim blocks in Keith Township and Sewell Township. The properties are road accessible and are underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, ultramafic sills to felsic volcanics and clastic sediments.

                  Historical work on the claim groups has identified sporadic nickel and/or gold mineralization. One of the Keith Township claim blocks is located immediately south of the former gold producing Joburke mine. It is also adjacent to the west boundary of PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

                  The Morin property is road accessible and is underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, mafic to felsic volcanics and clastic sediments.


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


                  The Property is located east and south-east of the former gold producing Joburke mine. It is also adjacent to PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

                  Amador plans to complete a preliminary prospecting and mapping program on the properties followed by geophysics, geochem and/or trenching to assess the mineralization potential.

ITEM 6.           RELIANCE ON  SUBSECTION  7.1(2) OR (3) OF NATIONAL  INSTRUMENT
                  51-102

                  Not   applicable.   This  report  is  not  being  filed  on  a
                  confidential basis.

ITEM 7.           OMITTED INFORMATION

                  Not applicable.

ITEM 8.           EXECUTIVE OFFICER

                  Richard Hughes
                  President
                  Telephone:        (604) 685-2222

ITEM 9.           DATE OF REPORT

                  Dated at  Vancouver,  British  Columbia  this 7th day of July,
                  2006.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         AMADOR GOLD CORP.
                                        (Registrant)


Date:    July 10, 2006                   BY:  /S/ BEVERLY J. BULLOCK
                                         ---------------------------------------
                                         Beverly J. Bullock, Corporate Secretary


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